[redacted]

14049767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
MAR 18 2014
Washington DC
405

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>Hours per response…12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-67485 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Triple A Partners LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1714 16th Street**

(No. and Street)

| **Santa Monica** | **CA** | **90404** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Warren Wibbelsman** **310-929-9977**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**EisnerAmper LLP**

(Name – *if individual, state, last, first, middle name*)

| **One Market, Landmark, Suite 620** | **San Francisco** | **CA** | **94105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Warren Wibbelsman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Triple A Partners LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, COO, CCO

Title

State of California County: Los Angeles

Subscribed and sworn to before me this 14th day of March 2014

Notary Public

ALEX SOTO
Commission # 1999635
Notary Public - California
Los Angeles County
My Comm. Expires Dec 1, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 18 2014

Washington DC
405

# TRIPLE A PARTNERS LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2013

**TO THE COMMISSIONER OF BUSINESS OVERSIGHT OF THE STATE OF CALIFORNIA**

**VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)**

**(Executed WITHIN OR WITHOUT of the State of California)**

I, Warren Wibbelsman, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _________ day of _________________, 2014, at

Santa Monica, California.

______________________________
(Signature of person signing)

______________________
(Title of person signing report)

Triple A Partners LLC
(Name of Licensee)

142790
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

# INDEPENDENT AUDITORS' REPORT

To the Member
Triple A Partners, LLC

## Report on the Financial Statements

We have audited the accompanying financial statements of Triple A Partners, LLC ("the Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
March 13, 2014

TRIPLE A PARTNERS LLC
Statement of Financial Condition
December 31, 2013

| | | |
|---|---|---|
| ***Assets*** | | |
| Cash | $ | 50,805 |
| Accounts receivable | | 34,870 |
| Deposit | | 1,000 |
| ***Total assets*** | $ | 86,675 |
| ***Liabilities and Member's Equity*** | | |
| Accounts payable and accrued expenses | $ | 43,169 |
| Member's equity | | 43,506 |
| ***Total liabilities and member's equity*** | $ | 86,675 |

***See Accompanying Notes to Financial Statements***

TRIPLE A PARTNERS LLC

Statement of Operations

Year Ended December 31, 2013

| | |
|---|---|
| ***Revenues*** | |
| Commission income | $ 936,544 |
| Reimbursed expenses | 53,109 |
| ***Total revenues*** | 989,653 |
| ***Expenses*** | |
| Commission expense | 797,906 |
| Travel and Entertainment | 41,997 |
| Members compensation | 30,000 |
| Professional fees | 18,258 |
| Regulatory | 16,527 |
| Insurance | 11,580 |
| Rent | 7,600 |
| Other | 12,835 |
| ***Total expenses*** | 936,703 |
| ***Net income*** | $ 52,950 |

***See Accompanying Notes to Financial Statements***

TRIPLE A PARTNERS LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

| | | |
|---|---|---|
| Member's equity, beginning of year | $ | 20,056 |
| Distributions to member | | (29,500) |
| Net income | | 52,950 |
| Member's equity, end of year | $ | 43,506 |

***See Accompanying Notes to Financial Statements***

TRIPLE A PARTNERS LLC

Statement of Cash Flows

Year Ended December 31, 2013

| | | |
|---|---|---|
| ***Cash flows from operating activities:*** | | |
| Net income | $ | 52,950 |
| Adjustments to net income to net cash provided by operating activities: | | |
| Decrease in accounts receivable | | 1,556 |
| Increase in deposit | | (1,000) |
| Decrease in accounts payable and accrued expenses | | (10,273) |
| ***Total adjustments*** | | (9,717) |
| ***Net cash provided by operating activities*** | | 43,233 |
| ***Cash flows from financing activities:*** | | |
| Distributions to member | | (29,500) |
| ***Net increase in cash*** | | 13,733 |
| ***Cash, beginning of year*** | | 37,072 |
| ***Cash, end of year*** | $ | 50,805 |

***See Accompanying Notes to Financial Statements***

1. Business and Summary of Significant Accounting Policies

Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company claims an exemption under Rule 15c3-3(k)(2)(i).

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

The Company provides its services under terms of placement agent agreements, primarily under two different types of fee agreements. Under the first type of agreement, the Company receives a percentage of management fees and incentive fees earned by the investment manager of the hedge funds on the accounts introduced by the Company to the investment manager and/or the hedge funds. The Company's share of management fees due from the investment manager is recorded when the investment manager earns such fees from the underlying hedge funds. The Company's share of incentive fees earned by the investment manager is recorded on the day when the investment manager has met all the conditions to receive such incentive fees from the underlying hedge funds. Under the second type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund. These fees are recorded upon the investor successfully making an investment in the underlying hedge fund. Fees under both types of agreements are recorded as commission income in the accompanying statement of operations.

Accounts receivable represents commissions receivable at December 31 and are recorded at the invoiced amount and do not bear interest. Management believes that the accounts receivable at December 31, 2013 are fully collectible.

1. Business and Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $36,005 which was $31,005 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.19 to 1.

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

3. Occupancy

The Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $7,600 for the year ended December 31, 2013.

4. Related Party Transactions

During 2013, the Company paid $233,820 in commissions and $30,000 in compensation to the sole owner of the Parent, which is reflected in the accompanying statement of operations.

5. Contingency

On March 13, 2013, the Company notified FINRA and the SEC of a material inadequacy in internal controls over financial reporting for 2012. The material weakness related to a lack of supervision and review of the monthly accounting, specifically in regard to the timing of recognition of commission revenue and commission expense and related receivables and payables. Management has corrected this material weakness and notified FINRA and the SEC of the same.

SUPPLEMENTARY INFORMATION

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER: TRIPLE A PARTNERS LLC as of December 31, 2013

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 43,506 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 43,506 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | 43,506 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 7,501 | 3540 | | |
| B. Secured demand note delinquency | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charge. | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 7,501) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | 36,005 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f): | | | | |
| A. Contractual securities commitments | | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted Securities | | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | | 3740 |
| 10. Net Capital | | | $ 36,005 | 3750 |

OMIT PENNIES

| | | |
|---|---|---|
| 6A: Non-allowable assets: | | |
| Accounts receivable | $ | 6,501 |
| Deposits | | 1,000 |
| total non-allowable assets | $ | 7,501 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER: TRIPLE A PARTNERS LLC as of December 31, 2013

## COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | | | $ 2,878 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | 31,005 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | | | $ 30,005 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ 43,169 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | | 3830 |
| 19. Total Aggregate indebtedness | | | $ 43,169 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | 119.9% | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits | | 3970 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A) | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | | 3760 |
| 25. Excess capital (line 10 or 24) | | 3910 |
| 26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

TRIPLE A PARTNERS LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

TRIPLE A PARTNERS LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

# TRIPLE A PARTNERS LLC
## Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
## December 31, 2013

1. Reconciliation of Computation of Net Capital to Company's Computation

The reconciliation between Schedule I and the Company's computation is as follows:

| | Net Capital | Aggregate Indebtedness | Percentage of Aggregate Indebtedness to Net Capital |
|---|---|---|---|
| Amounts as reported in Company's part II (unaudited) FOCUS report | $ 45,578 | $ 40,097 | 87.97% |
| Adjustments: | | | |
| Accounts receivable - NA | (6,501) | | |
| Accrued commission expense | (3,072) | 3,072 | |
| Total net adjustments | (9,573) | 3,072 | |
| Amounts per Schedule I | $ 36,005 | $ 43,169 | 119.90% |

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1))**

To the Member of
Triple A Partners, LLC

In planning and performing our audit of the financial statements of Triple A Partners, LLC ("the Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were materially inadequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Reporting Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
March 13, 2014

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Triple A Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Triple A Partners, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and corresponding check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. No adjustments are reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
March 13, 2014

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Triple A Partners LLC 142790 CRD#
1714 16th St
Santa Monica, CA 90404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2,474

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 1,101.00 )
10/17/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,373.

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,373.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,373.

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Triple A Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 29 day of Feb, 2014.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 989,653 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 989,653 |
| 2e. General Assessment @ .0025 | $ 2474 |

(to page 1, line 2.A.)